[Translation]

To Whom It May Concern:

                                                                January 11, 2007

       Company Name:                      TOYOTA MOTOR CORPORATION
       Name and Title of Representative:
                                          Katsuaki Watanabe, President
       (Code Number:                      7203
                                          Securities exchanges throughout Japan)
       Name and Title of Contact Person:
                                          Takuo Sasaki
                                          General Manager, Accounting Division
       (Telephone Number:                 0565-28-2121)

              Notice Concerning the Dissolution of a Subsidiary

We hereby give notification that on January 11, 2007, Toyota Motor Corporation ("TMC") determined to dissolve its subsidiary, TOYOTA VIGURU CO., LTD., as described below.

1. Facts of TOYOTA VIGURU CO., LTD.

   Location:                 27 Chiwari, 5 Otobe, Morioka-shi, Iwate Prefecture
   Representative:           Toshiyuki Yasa
   Date of Incorporation:    December 1970
   Capital:                  30,000,000 yen
   Shareholder Composition:  IWATE TOYOTA CO., LTD.: 76.7%
                             TOYOTA COROLLA MINAMI IWATE CO., LTD.: 23.3%
   Contents of Business:     Inspection of vehicles for sale and vehicle
                             transport services

2.   Reason for Dissolution

     In order to achieve further efficiency on new car related operations for vehicle dealers in Akita and Iwate area, Toyota Transportation Co., LTD, a subsidiary of TMC, established TOYOTA TRANSPORTATION TOHOKU CENTER CO., LTD. in July 2006. Since the inspection of vehicles for sale and vehicle transport services which have been conducted by TOYOTA VIGURU CO., LTD. will be transferred to TOYOTA TRANSPORTATION TOHOKU CENTER CO., LTD., TMC has determined to dissolve TOYOTA VIGURU CO., LTD.

3.   Schedule for Liquidation

     Liquidation proceedings are scheduled to begin after January 11, 2007.

4.   Anticipated Effects on the Business Performance

     The anticipated effects of the dissolution of TOYOTA VIGURU CO., LTD. on TMC's business performance are minor.